MANAGEMENT'S DISCUSSION AND ANALYSIS OF TRILOGY INTERNATIONAL PARTNERS INC.

This Management's Discussion and Analysis ("MD&A") contains important information about the business of Trilogy International Partners Inc. ("TIP Inc.", together with its consolidated subsidiaries, the "Company") and its performance for the three months ended March 31, 2020. This MD&A should be read in conjunction with TIP Inc.'s audited consolidated financial statements for the year ended December 31, 2019 and notes thereto (the "Consolidated Financial Statements"), prepared in accordance with generally accepted accounting principles in the U.S. ("U.S. GAAP") as issued by the Financial Accounting Standards Board ("FASB"), TIP Inc.'s MD&A for the year ended December 31, 2019 and TIP Inc.'s unaudited condensed consolidated financial statements for the three months ended March 31, 2020 and notes thereto (the "Condensed Consolidated Financial Statements"), prepared in accordance with U.S. GAAP.

On February 7, 2017, Trilogy International Partners LLC, a Washington limited liability company ("Trilogy LLC"), and Alignvest Acquisition Corporation (now TIP Inc.) completed a court approved plan of arrangement (the "Arrangement") pursuant to an arrangement agreement dated November 1, 2016 (as amended December 20, 2016). As a result of the Arrangement, TIP Inc., through a wholly owned subsidiary, owns and controls a majority interest in Trilogy LLC. As of March 31, 2020, TIP Inc. holds a 69.0% economic ownership interest in Trilogy LLC.

All dollar amounts are in U.S. dollars ("USD"), unless otherwise stated. Amounts for subtotals, totals and percentage variances included in tables in this MD&A may not sum or calculate using the numbers as they appear in the tables due to rounding. This MD&A is current as of May 11, 2020 and was approved by the Company's board of directors.

About the Company

TIP Inc., together with its consolidated subsidiaries in New Zealand and Bolivia, is a provider of wireless voice and data communications including local, international long distance and roaming services, for both subscribers and international visitors roaming on its networks. The Company also provides fixed broadband communications to residential and enterprise customers in New Zealand. The Company's services cover an aggregate population of 16.6 million persons. The Company's founding executives launched operations of the Company's Bolivian subsidiary, Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A. ("NuevaTel"), in 2000, when it was owned by Western Wireless Corporation ("Western Wireless"). Trilogy LLC acquired control of NuevaTel from Western Wireless in 2006, shortly after Trilogy LLC was founded. In 2009, Trilogy LLC launched Two Degrees Mobile Limited ("2degrees") as a greenfield wireless communications operator in New Zealand. As of March 31, 2020, the Company had 1,856 employees.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information in this MD&A are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws ("forward-looking statements"). Forward-looking statements are provided to help you understand the Company's views of its short and longer term plans, expectations and prospects. The Company cautions you that forward-looking statements may not be appropriate for other purposes.

Forward-looking statements include statements about the Company's business outlook for the short and longer term and statements regarding the Company's strategy, plans and future operating performance. Furthermore, any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Such statements are identified often, but not always, by words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" occur, be taken, or be achieved, or the negative of any of these terms and similar expressions including, but not limited to, statements relating to: the continued expansion of wireless communication and data technologies, and its growing affordability; revenue growth from increasing consumption of data services; the Company's ability to retain, and capture a larger share of, customers; change in the economic, competitive and market conditions in New Zealand and Bolivia; the performance of the Company's investments; the renewal or expiration of the Company's spectrum licenses and the availability of 5G spectrum licenses; changes in regulatory policies and the enforcement of service quality and other compliance requirements; and the impact of the coronavirus (COVID-19) pandemic. Forward-looking statements are not promises or guarantees of future performance. Such statements reflect the Company's current views with respect to future events and may change significantly. Forward-looking statements are subject to, and are necessarily based upon, a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The material assumptions used by the Company to develop such forward-looking statements include, but are not limited to:

  the absence of unforeseen changes in the legislative and operating frameworks for the Company;
  the Company meeting its future objectives and priorities;
  the Company having access to adequate capital to fund its future projects and plans;
  the Company's future projects and plans proceeding as anticipated;
  taxes payable;
  subscriber growth, pricing, usage and churn rates;
  technology deployment;
  data based on good faith estimates that are derived from management's knowledge of the industry and other independent sources;
  general economic and industry growth rates; and
  commodity prices, currency exchange and interest rates and competitive intensity.

Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, due to a variety of known and unknown risks, uncertainties and other factors, including, without limitation, those described under the heading "Risk Factors" included in TIP Inc.'s Annual Report on Form 20-F for the year ended December 31, 2019 (the "2019 Annual Report") filed on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov), and those referred to in TIP Inc.'s other regulatory filings with the U.S. Securities and Exchange Commission in the United States and the provincial securities commissions in Canada. Such risks, as well as uncertainties and other factors that could cause actual events or results to differ significantly from those expressed or implied in the Company's forward-looking statements, include, without limitation:

  the Company's and Trilogy LLC's history of incurring losses and the possibility that the Company will incur losses in the future;
  the Company having insufficient financial resources to achieve its objectives;
  risks associated with any potential acquisition, investment or merger;
  the Company's significant level of consolidated indebtedness and the refinancing, default and other risks resulting therefrom;
  the Company's and Trilogy LLC's status as holding companies;
  the Company's and its subsidiaries' ability to sell or purchase assets;
  the restrictive covenants in the documentation evidencing the Company's outstanding indebtedness;
  the Company's and Trilogy LLC's ability to incur additional debt despite their respective indebtedness levels;
  the Company's ability to pay interest due on its indebtedness and Trilogy LLC's reliance on dividend distributions from the operating subsidiaries in New Zealand and Bolivia to fund such payments;
  the Company's ability to refinance its indebtedness;
  the risk that the Company's credit ratings could be downgraded;
  the significant political, social, economic and legal risks of operating in Bolivia;
  the regulated nature of the industry in which the Company participates;
  some of the Company's operations being in markets with substantial tax risks and inadequate protection of shareholder rights;
  the need for spectrum access;
  the use of "conflict minerals" in handsets and the availability of certain products, including handsets;
  anti-corruption compliance;
  intense competition in all aspects of the Company's business;
  lack of control over network termination costs, roaming revenues and international long distance revenues;
  rapid technological change and associated costs;
  reliance on equipment suppliers, including Huawei Technologies Co., Ltd. and its subsidiaries and affiliates;
  subscriber churn risks, including those associated with prepaid accounts;
  the need to maintain distributor relationships;
  the Company's future growth being dependent on innovation and development of new products;
  security threats and other material disruptions to the Company's wireless network;
  the ability of the Company to protect subscriber information and cybersecurity risks generally;
  actual or perceived health risks associated with handsets;

  litigation, including class actions and regulatory matters;
  fraud, including device financing, customer credit card, subscription and dealer fraud;
  reliance on limited management resources;
  risks related to the minority shareholders of the Company's subsidiaries;
  general economic risks;
  natural disasters, including earthquakes and public health crises (including the recent coronavirus (COVID-19) outbreak) and related potential impact on the Company's financial results and performance;
  risks surrounding climate change and other environmental factors;
  foreign exchange rate and interest rate changes and associated risks;
  currency controls and withholding taxes;
  the Company's, Trilogy LLC's, and their subsidiaries' ability to utilize carried forward tax losses;
  tax related risks;
  the Company's dependence on Trilogy LLC to make contributions to pay the Company's taxes and other expenses;
  Trilogy LLC's obligations to make distributions to the Company and the other owners of Trilogy LLC;
  differing interests among TIP Inc.'s and Trilogy LLC's other equity owners in certain circumstances;
  new laws and regulations;
  the Company's internal controls over financial reporting;
  an increase in costs and demands on management resources when the Company ceases to qualify as an "emerging growth company" under the U.S. Jumpstart Our Business Startups Act of 2012;
  additional expenses if the Company loses its foreign private issuer status under U.S. federal securities laws;
  risks that the market price of the common shares of TIP Inc. (the "Common Shares") may be volatile and may continue to be significantly depressed;
  risks that substantial sales of Common Shares may cause the price of the shares to decline;
  risks that the Company may not pay dividends;
  restrictions on the ability of Trilogy LLC's subsidiaries to pay dividends, including risk that obligations of the operating subsidiaries, such as the timing of upcoming spectrum renewals in New Zealand, coupled with the potential impact of COVID-19 on our operating results, could impact distribution tests under their debt facilities and reduce or preclude dividends;
  dilution of the Common Shares and other risks associated with equity financings;
  risks related to the influence of securities industry analyst research reports on the trading market for the Common Shares; and
  risks as a publicly traded company, including, but not limited to, compliance and costs associated with the U.S. Sarbanes-Oxley Act of 2002 (to the extent applicable).

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements.

The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Except as required by applicable law, the Company does not assume any obligation to update forward-looking statements should circumstances or management's beliefs, expectations or opinions change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Market and Other Industry Data

This MD&A includes industry and trade association data and projections as well as information that the Company has prepared based, in part, upon data, projections and information obtained from independent trade associations, industry publications and surveys. Some data is based on the Company's good faith estimates, which are derived from management's knowledge of the industry and independent sources. Industry publications, surveys and projections generally state that the information contained therein has been obtained from sources believed to be reliable. The Company has not independently verified any of the data from third-party sources nor has it ascertained the underlying economic assumptions relied upon therein. Statements as to the Company's market position are based on market data currently available to the Company. Its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed in the 2019 Annual Report under the heading "Risk Factors" and discussed herein under the heading "Cautionary Note Regarding Forward-Looking Statements".  Projections and other forward-looking information obtained from independent sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this MD&A.

Trademarks and Other Intellectual Property Rights

The Company has proprietary rights to trademarks used in this MD&A, which are important to its business, including, without limitation, "2degrees", "NuevaTel" and "Viva". The Company has omitted the "®," "™" and similar trademark designations for such trademarks but nevertheless reserves all rights to such trademarks. Each trademark, trade name or service mark of any other company appearing in this MD&A is owned by its respective holder.

The Company's Strategy

The Company's strategy is to build, acquire and manage wireless and wireline operations in markets located outside the United States of America that demonstrate the potential for continuing growth. The Company believes that the wireless communications business will continue to expand in these markets because of the increasing functionality and affordability of wireless communications technologies as well as the acceleration of wireless data consumption as experienced in more developed countries. Data revenue growth continues to present a significant opportunity with each of the Company's markets in different stages of smartphone and other data-enabled device penetration.

The Company's wireless services are provided using a variety of communication technologies: Global System for Mobile Communications ("GSM" or "2G") (NuevaTel only), Universal Mobile Telecommunication Service, a GSM-based third generation mobile service for mobile communications networks ("3G"), and Long Term Evolution ("LTE"), a widely deployed fourth generation service ("4G LTE"). Deployment of 4G LTE in New Zealand and Bolivia enables the Company to offer its wireless subscribers in those markets a wide range of advanced services while achieving greater network capacity through improved spectral efficiency. The Company believes that 3G and 4G LTE services will continue to be a catalyst for revenue growth from additional data services, such as mobile broadband, internet browsing capabilities, richer mobile content, video streaming and application downloads. In Bolivia, 4G LTE technology is being deployed to deliver broadband services to homes as well as mobile users. The Company's 4G LTE networks will be enhanced with 4.5G and 4.9G features, which are known in the industry as LTE Advanced and LTE Advanced Pro, respectively, as traffic and capacity demands require. This evolution is expected to be accomplished mainly through commercial software releases by our network equipment manufacturers. In New Zealand, 5G spectrum will also soon become available, enabling carriers to offer new and even more data-intensive wireless services and applications.

In April 2015, the Company entered the New Zealand fixed broadband market through the acquisition of a broadband business which allows it to provide both mobile and broadband services to subscribers via bundled products. The sale of bundled services in New Zealand facilitates better customer retention and the ability to capture a larger share of household communications revenues and small and medium enterprise customers.

Foreign Currency

In New Zealand, the Company generates revenue and incurs costs in New Zealand dollars ("NZD"). Fluctuations in the value of the New Zealand dollar relative to the U.S. dollar can increase or decrease the Company's overall revenue and profitability as stated in USD, which is the Company's reporting currency. The effect of these fluctuations is referenced in this MD&A as "impact of foreign currency". The following table sets forth for each period indicated the exchange rates in effect at the end of the period and the average exchange rates for such periods, for the NZD, expressed in USD.

	March 31, 2020	December 31, 2019	% Change
End of period NZD to USD exchange rate	0.60	0.67	(11%)

	Three Months Ended March 31,
	2020	2019	% Change
Average NZD to USD exchange rate	0.63	0.68	(7%)

The following table sets forth for each period indicated the exchange rates in effect at the end of the period and the average exchange rates for such periods, for the Canadian dollar ("CAD"), expressed in USD, as quoted by the Bank of Canada.

	March 31, 2020	December 31, 2019	% Change
End of period CAD to USD exchange rate	0.70	0.77	(8%)

	Three Months Ended March 31,
	2020	2019	% Change
Average CAD to USD exchange rate	0.74	0.75	(1%)

Impact of COVID-19 on our Business

In December 2019, a strain of coronavirus which causes COVID-19, surfaced in China, spreading rapidly throughout the world in the following months. In March 2020, the World Health Organization declared the outbreak of COVID-19 to be a pandemic. Shortly following this declaration and after observing COVID-19 infections in their countries, the governments of New Zealand and Bolivia imposed quarantine policies with isolation requirements and movement restrictions.

In response to these policies, our operations have been executing business continuity plans to protect the safety of our employees and to continue to provide critical infrastructure services and connectivity to our customers. Some of the initiatives we have undertaken include:

  Transitioning employees for both market operations to a remote work arrangement, including call center operations;
  Enhancing our safety protocols for all employees, including those who provide essential services in the field;
  Temporarily closing retail store operations across both market operations to comply with government requirements;
  Effectively managing significant peaks in mobile and fixed traffic on our networks during the stages of the quarantine;
  Removing data caps on broadband plans; waiving late fees; and maintaining service to customers who are facing economic hardship until at least June 30th;
  Supporting our customers in Bolivia by maintaining connectivity during the quarantine period for all customers who have an on-going billing relationship with our company, in compliance with the Bolivian government's mandate; and
  Maintaining effective governance and internal controls in a remote work environment.

The societal restrictions mandated by the New Zealand and Bolivian governments began to affect certain operational and financial metrics of our operations in late March, including subscriber additions and service revenues which include roaming revenues. Prepaid and roaming revenues have been most significantly impacted with travel and movement restrictions affecting customer behavior. Although roaming revenues have not been a significant portion of service revenues historically, they are typically high-margin revenues, and these amounts will be substantially reduced while travel restrictions are in place.The Company's total roaming revenues for the full year of 2019 were $12.0 million including amounts from both our subscribers and non-subscribers. To further illustrate the impact of these restrictions on our businesses and on customer behavior, we are providing estimated percentage changes for select metrics, comparing preliminary and unaudited April 2020 results to the average monthly results for the first quarter of 2020. In New Zealand, our postpaid and prepaid gross additions declined for April 2020 as compared to the monthly average for the first quarter of 2020 by approximately 65% and 63%, respectively; and our service revenues in April 2020 declined approximately 3%, excluding the impact of foreign currency. In Bolivia, our postpaid and prepaid gross additions for April 2020 as compared to the monthly average for the first quarter of 2020 declined by approximately 87% and 78%, respectively; and our service revenues declined approximately 27%. Our financial results may be further impacted by collections of these billings.

The COVID-19 pandemic and related government responses continue to evolve, and the macro-economic consequences of both the pandemic and governmental responses to it may persist after quarantine polices are withdrawn. Thus, these preliminary results for April 2020 are not necessarily indicative of future performance and investors are cautioned not to place undue reliance on the foregoing information. Although we cannot predict when societal restrictions will be removed, we have and will continue to adapt our operations to ensure we are providing a safe work environment for all of our employees, and continue to maintain our vital infrastructure services and connectivity for all of our customers.

Overall Performance

The table below summarizes the Company's key financial metrics for the three months ended March 31, 2020 and 2019:

	Three Months Ended March 31,		% Variance
(in thousands)	2020	2019	3 mo. vs 3 mo.
Postpaid wireless subscribers	795	770	3%
Prepaid wireless subscribers	2,425	2,597	(7%)
Other wireless subscribers(1)	64	57	11%
Wireline subscribers	115	87	32%
Total ending subscribers	3,399	3,512	(3%)

(in millions, unless otherwise noted)
Service revenues	$127.8	$135.1	(5%)
Total revenues	$152.8	$187.7	(19%)
Net loss	$17.3	$2.9	495%
Net loss margin	14%	2%	n/m
Consolidated Adjusted EBITDA(2)	$27.4	$37.0	(26%)
Consolidated Adjusted EBITDA Margin(2)	21%	27%	n/m
Capital expenditures(3)	$16.1	$19.3	(17%)

n/m - not meaningful
(1)Includes public telephony, fixed LTE and other wireless subscribers.

(2)These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and reconciliation to most directly comparable U.S. GAAP financial measures, see "Definitions and Reconciliations of Non-GAAP Measures" in this MD&A.

(3)Represents purchases of property and equipment from continuing operations excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements.

Adoption of New Lease Standard

In February 2016, the FASB issued Accounting Standards Update 2016-02 "Leases (Topic 842)", and has since modified the standard with several updates (collectively, the "new lease standard"). We adopted this new lease standard on January 1, 2020, using the modified retrospective method. This method results in recognizing and measuring leases at the adoption date with a cumulative-effect adjustment to opening retained earnings/accumulated deficit. Financial information prior to our adoption date has not been adjusted. The adoption of the new lease standard resulted in the recognition of an operating lease right of use asset and an operating lease liability as of the adoption date. The adoption of the new lease standard did not have a material impact on the Condensed Consolidated Statements of Operations and Comprehensive Loss or the Condensed Consolidated Statement of Cash Flows.

See Note 1 - Description of Business, Basis of Presentation and Summary of Significant Accounting Policies and Note 14 - Leases to the Condensed Consolidated Financial Statements for further information.

Q1 2020 Highlights

  Strong growth in New Zealand postpaid wireless subscribers which increased by 49 thousand, or 11%, for the three months ended March 31, 2020 compared to the first quarter of 2019. New Zealand postpaid service revenues increased 2% in the first quarter of 2020 compared to the first quarter of 2019 (10% increase excluding the impact of foreign currency).

  New Zealand wireline subscribers increased by 28 thousand, or 32%, for the three months ended March 31, 2020 compared to the first quarter of 2019, driving a 13% increase in New Zealand wireline service revenues (21% increase excluding the impact of foreign currency).

  Growth in New Zealand prepaid wireless subscribers, which increased by 25 thousand, or 3%, for the three months ended March 31, 2020 compared to the first quarter of 2019. New Zealand prepaid service revenues declined 3% in the first quarter of 2020 compared to the first quarter of 2019, primarily due to the impact of foreign currency. New Zealand prepaid service revenues increased 4% excluding the impact of foreign currency.

  New Zealand service revenues increased 3% for the three months ended March 31, 2020 compared to the first quarter of 2019 (11% increase excluding the impact of foreign currency).

  In Bolivia, 4G LTE adoption among subscribers increased from 40% in the first quarter of 2019 to 46% in 2020.

  Consolidated Adjusted EBITDA declined 26% for the three months ended March 31, 2020 compared to the first quarter of 2019. Excluding the impact of foreign currency, Consolidated Adjusted EBITDA declined 22% for the three months ended March 31, 2020 compared to the first quarter of 2019, due to a decline in Bolivia Adjusted EBITDA which was partially offset by an increase in New Zealand Adjusted EBITDA. Consolidated Adjusted EBITDA margin declined to 21% in the first quarter of 2020 compared to 27% in the first quarter of 2019, driven by Adjusted EBITDA margin declines in Bolivia.

  LTE sites on air increased 7% over the first quarter of 2019. 100% of New Zealand and 91% of Bolivian network sites are LTE-enabled.

Key Performance Indicators

The Company measures success using a number of key performance indicators, which are outlined below. The Company believes these key performance indicators allow the Company to evaluate its performance appropriately against the Company's operating strategy as well as against the results of its peers and competitors. The following key performance indicators are not measurements in accordance with U.S. GAAP and should not be considered as an alternative to net income or any other measure of performance under U.S. GAAP (see definitions of these indicators in "Definitions and Reconciliations of Non-GAAP Measures - Key Industry Performance Measures - Definitions" at the end of this MD&A).

Subscriber Count

	As of March 31,		% Variance
(in thousands)	2020	2019	2020 vs 2019
New Zealand
Postpaid wireless subscribers	486	438	11%
Prepaid wireless subscribers	1,002	977	3%
Wireline subscribers	115	87	32%
New Zealand Total	1,602	1,502	7%

Bolivia
Postpaid wireless subscribers	309	333	(7%)
Prepaid wireless subscribers	1,423	1,621	(12%)
Other wireless subscribers(1)	64	57	11%
Bolivia Total	1,796	2,011	(11%)

Consolidated
Postpaid wireless subscribers	795	770	3%
Prepaid wireless subscribers	2,425	2,597	(7%)
Other wireless subscribers(1)	64	57	11%
Wireline subscribers	115	87	32%
Consolidated Total	3,399	3,512	(3%)
(1)Includes public telephony, fixed LTE and other wireless subscribers.

The Company determines the number of subscribers to its services based on a snapshot of active subscribers at the end of a specified period. When subscribers are deactivated, either voluntarily or involuntarily for non-payment, they are considered deactivations in the period in which the services are discontinued or after 90 days of inactivity. Wireless subscribers include both postpaid and prepaid subscribers for voice-only services, data-only services or a combination thereof, in both the Company's New Zealand and Bolivia segments, as well as public telephony, fixed LTE wireless and other wireless subscribers in Bolivia. Wireline subscribers comprise the subscribers associated with the Company's fixed broadband product in New Zealand.

The Company ended March 31, 2020 with 3.4 million consolidated subscribers, of which 3.3 million were wireless subscribers, a decline of 141 thousand wireless subscribers compared to March 31, 2019.

  New Zealand's wireless subscriber base increased 5% compared to March 31, 2019, reflecting an increase of postpaid and prepaid subscribers of 11% and 3%, respectively. As of March 31, 2020, 2degrees' wireline subscriber base increased 32% compared to March 31, 2019.

  Bolivia's wireless subscriber base declined 11% compared to March 31, 2019, reflecting a decline of 12% in prepaid subscribers. Prepaid subscribers comprise the majority of the wireless subscriber base. Postpaid subscribers as of March 31, 2020 declined 7% compared to March 31, 2019.

See the New Zealand and Bolivia Business Segment Analysis sections of this MD&A for additional information regarding the changes in subscribers.

Consolidated Key Performance Metrics(1)

	Three Months Ended March 31,		% Variance
(not rounded, unless otherwise noted)	2020	2019	3 mo. vs 3 mo.
Monthly blended wireless ARPU	$10.78	$11.33	(5%)
Monthly postpaid wireless ARPU	$25.89	$26.74	(3%)
Monthly prepaid wireless ARPU	$5.68	$6.54	(13%)
Cost of acquisition	$50.08	$40.10	25%
Equipment subsidy per gross addition	$2.80	$0.74	278%
Blended wireless churn	4.89%	4.84%	n/m
Postpaid wireless churn	2.00%	1.59%	n/m
Capital expenditures (in millions)(2)	$16.1	$19.3	(17%)
Capital intensity	13%	14%	n/m

n/m - not meaningful
(1)For definitions, see "Definitions and Reconciliations of Non-GAAP Measures - Key Industry Performance Measures-Definitions" in this MD&A.
(2)Represents purchases of property and equipment from continuing operations excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements.

Monthly Blended Wireless ARPU - average monthly revenue per wireless user

Consolidated monthly blended wireless ARPU declined 5% for the three months ended March 31, 2020 compared to the same period in 2019.

The impact of foreign currency in New Zealand and competitive pricing in Bolivia were the primary drivers of the decline in consolidated monthly blended wireless ARPU. Excluding the impact of foreign currency, consolidated monthly blended wireless ARPU declined 1% for the three months ended March 31, 2020 compared to the same period in 2019.

In New Zealand, blended wireless ARPU declined 4% for the three months ended March 31, 2020 compared to same period in 2019. Excluding the impact of foreign currency, New Zealand blended wireless ARPU increased 3%, primarily due to increased data usage which had a positive impact on data revenues. In Bolivia, the decline in blended wireless ARPU for the three months ended March 31, 2020 was driven by a decline in prepaid voice and data ARPU due to the competitive market environment which resulted in pricing declines.

Cost of Acquisition

The Company's cost of acquisition for its segments is largely driven by the amount of equipment subsidies, as well as fluctuations in sales and marketing, which are components of supporting the subscriber base; the Company measures its efficiencies based on a per gross add or acquisition basis.

Cost of acquisition increased 25% for the three months ended March 31, 2020 compared to the same period in 2019. The increase in cost of acquisition was primarily driven by an increase in sales and marketing per gross addition coupled with an increase in equipment subsidy per gross addition. The increase in consolidated sales and marketing was primarily due to increases in New Zealand advertising and promotional costs and increases in commissions expense in both markets resulting from higher amortization expense of certain contract acquisition costs capitalized beginning upon the adoption of the new revenue standard on January 1, 2019.

Equipment Subsidy per Gross Addition

Equipment subsidies, a component of the Company's cost of acquisition, are offered to stimulate subscriber additions and retention. The Company also periodically offers equipment subsidies in New Zealand on certain plans and higher-end wireless devices; however, there has been less of a focus on handset subsidies since the launch of an Equipment Installment Plan ("EIP") in the third quarter of 2014. In Bolivia, a comparatively new entrant into smartphone-centric usage, equipment subsidies are used to encourage LTE-enabled device adoption. The grey market category, a source of unsubsidized devices, continues to represent the principal smartphone market in Bolivia. In 2018, NuevaTel began offering the option to pay for handsets in installments using an EIP, which generally results in a decrease in handset subsidies over time. Recently, plans including "bring your own device" have also become popular, further contributing to a decrease in handset subsidies.

For the three months ended March 31, 2020, equipment subsidy per gross addition increased 278% compared to the same period in 2019 driven by higher handset subsidies in both markets. In New Zealand, equipment subsidy increased $0.5 million, primarily due to a reduction in the reversal of unamortized imputed discount related to sold EIP receivables and recognition to Equipment sales in the first quarter of 2020 as compared to the first quarter of 2019 as a result of lower sales of EIP receivables. In Bolivia, equipment subsidy increased $0.4 million, driven by individually insignificant items.

Blended Wireless Churn

Generally, prepaid churn rates are higher than postpaid churn rates. Prepaid churn rates have typically increased in New Zealand and Bolivia during times of intensive promotional activity as well as periods associated with high-volume consumer shopping, such as major events, holidays and tourism in New Zealand during summer vacation. There is generally less seasonality with postpaid churn rates, as postpaid churn is mostly a result of service contract expirations, equipment purchased on an installment payment basis being fully paid off and new device or service launches.

Both 2degrees and NuevaTel evaluate their subscriber bases periodically to assess activity in accordance with their subscriber service agreements. Customers who are unable to pay within established standards are terminated; their terminations are recorded as involuntary churn.

Blended wireless churn increased 5 basis points for the three months ended March 31, 2020 compared to the same period in 2019, due to increased churn in Bolivia, partially offset by a decline in churn in New Zealand. The increase in churn in Bolivia was primarily due to increased competitive activity and competitors' bundled service offerings.

Capital Expenditures

Capital expenditures include costs associated with the acquisition and placement into service of property and equipment. The wireless communication industry requires significant on-going investments, including investment in new technologies and the expansion of capacity and geographical reach. Capital expenditures have a material impact on the Company's cash flows; therefore, planning, funding and managing such investments is a key focus.

Capital expenditures represent purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements. Expenditures related to the acquisition of spectrum licenses, if any, are not included in capital expenditures amounts. The Company believes that this measure best reflects its cost of capital expenditures in a given period and is a simpler measure for comparing between periods.

For the three months ended March 31, 2020, compared to the same period in 2019, the capital intensity percentage declined 1.7% due to a decline in capital expenditures in both markets resulting from the timing of expenditures, including network capacity investments.

Results of Operations

Consolidated Revenues

	Three Months Ended March 31,		% Variance
(in millions)	2020	2019	3 mo. vs. 3 mo.
Revenues:
Wireless service revenues	$106.6	$116.4	(8%)
Wireline service revenues	18.8	16.6	13%
Equipment sales	25.0	52.6	(53%)
Non-subscriber international long distance and other revenues	2.4	2.1	12%
Total revenues	$152.8	$187.7	(19%)

Consolidated Wireless Service Revenues

Wireless service revenues declined $9.7 million, or 8%, for the three months ended March 31, 2020 compared to the same period in 2019. Excluding the impact of foreign currency, wireless service revenues declined $5.2 million, or 5%, over the same period in 2019 as a decline in Bolivia was partially offset by an increase in New Zealand. The decline in Bolivia was primarily due to lower prepaid revenues attributable to a decline in prepaid wireless ARPU combined with a decline in the prepaid subscriber base. In New Zealand, wireless service revenues were flat for the three months ended March 31, 2020 compared to the same period in 2019. Excluding the impact of foreign currency, wireless service revenues in New Zealand increased, driven by the larger postpaid subscriber base.

Consolidated data revenues declined $2.1 million, or 3%, for the three months ended March 31, 2020 compared to the same period in 2019. Excluding the impact of foreign currency, consolidated data revenues increased $1.0 million, or 2%, for the three months ended March 31, 2020 compared to the same period in 2019, driven by an increase in New Zealand that was largely offset by a decline in Bolivia.

Consolidated Wireline Service Revenues

Wireline service revenues increased $2.2 million, or 13%, for the three months ended March 31, 2020 compared to the same period in 2019. Excluding the impact of foreign currency, wireline service revenues increased $3.3 million, or 21%, primarily due to the 32% growth in the wireline subscriber base in New Zealand.

Consolidated Equipment Sales

Equipment sales declined $27.7 million, or 53%, for the three months ended March 31, 2020 compared to the same period in 2019. Excluding the impact of foreign currency, equipment sales declined $24.2 million, or 49%, for the three months ended March 31, 2020 over the same period in 2019. During the third quarter of 2019, 2degrees discontinued an exclusivity arrangement with a New Zealand retail distributor and reseller of its wireless devices and accessories. The retailer was 2degrees' largest individual customer of handsets and devices, representing 12% of the Company's consolidated total revenues in 2018. Equipment sales through this channel were historically low-margin sales and included subscriber equipment replacements and thus not correlated with subscriber activation volumes.

Consolidated Operating Expenses

Operating expenses represent expenditures incurred by the Company's operations and its corporate headquarters.

	Three Months Ended March 31,		% Variance
(in millions)	2020	2019	3 mo. vs 3 mo.
Operating expenses:
Cost of service, exclusive of depreciation, amortization and accretion shown separately	$51.2	$49.8	3%
Cost of equipment sales	26.2	53.0	(50%)
Sales and marketing	21.6	19.6	10%
General and administrative	27.9	34.0	(18%)
Depreciation, amortization and accretion	26.0	26.7	(3%)
Loss (gain) on disposal of assets and sale-leaseback transaction	0.7	(7.4)	110%
Total operating expenses	$153.6	$175.6	(13%)

Consolidated Cost of Service

Cost of service expense increased $1.4 million, or 3%, for the three months ended March 31, 2020 compared to the same period in 2019. Excluding the impact of foreign currency, cost of service increased $3.4 million, or 7%, for the three months ended March 31, 2020 compared to the same period in 2019, primarily due to an increase in New Zealand. This increase in New Zealand was mainly attributable to an increase in transmission expense associated with the growth of the wireline subscriber base.

Consolidated Cost of Equipment Sales

Cost of equipment sales declined $26.8 million, or 50%, for the three months ended March 31, 2020 compared to the same period in 2019. Excluding the impact of foreign currency, cost of equipment sales declined $23.3 million, or 47%, for the three months ended March 31, 2020 compared to the same period in 2019, primarily due to a decline in New Zealand. As discussed above in Consolidated Equipment Sales, during the third quarter of 2019, 2degrees discontinued an exclusivity arrangement with a New Zealand retail distributor and reseller of its wireless devices and accessories, resulting in a reduction in the volume of equipment sales.

Consolidated Sales and Marketing

Sales and marketing increased $2.0 million, or 10%, for the three months ended March 31, 2020 compared to the same period in 2019. Excluding the impact of foreign currency, sales and marketing increased $2.8 million, or 15%, for the three months ended March 31, 2020 compared to the same period in 2019. This increase was primarily due to higher commission expenses associated with higher amortization expense related to commission costs that were capitalized beginning upon the adoption of the new revenue standard on January 1, 2019.

Consolidated General and Administrative

General and administrative costs declined $6.1 million, or 18%, for the three months ended March 31, 2020 compared to the same period in 2019. Excluding the impact of foreign currency, general and administrative costs declined $4.8 million, or 15%, for the three months ended March 31, 2020 compared to the same period in 2019. This decline was primarily due to $4.3 million of costs incurred in Bolivia in the first quarter of 2019 in connection with the initial closing under the sale-leaseback of network towers, and included costs related to transaction taxes, bank fees, and other deal costs.

Consolidated Loss (Gain) on Disposal of Assets and Sale-Leaseback Transaction

Gain on disposal of assets and sale-leaseback transaction declined $8.1 million for the three months ended March 31, 2020 compared to the same period in 2019, due to the gain recognized on the tower sale transaction in Bolivia during the first quarter of 2019.

Consolidated Other Expenses (Income)

	Three Months Ended March 31,		% Variance
(in millions)	2020	2019	3 mo. vs 3 mo.
Interest expense	$11.4	$11.8	(3%)
Change in fair value of warrant liability	0.1	0.4	(88%)
Other, net	2.0	1.2	65%

The consolidated changes in interest expense, change in fair value of warrant liability, and other, net presented in the table above were due to individually insignificant items.

Consolidated Income Taxes

	Three Months Ended March 31,		% Variance
(in millions)	2020	2019	3 mo. vs 3 mo.
Income tax expense	$3.1	$1.7	83%

Income Tax Expense

Income tax expense increased by $1.4 million for the three months ended March 31, 2020 compared to the same period in 2019, primarily due to the recognition of New Zealand's income tax expense which is no longer offset by changes in a valuation allowance applied against related deferred tax assets as in the prior year.

Business Segment Analysis

The Company's two reporting segments (New Zealand (2degrees) and Bolivia (NuevaTel)) provide a variety of wireless voice and data communications services, including local, international long distance and roaming services for both subscribers and international visitors roaming on the Company's networks. Services are provided to subscribers on both a postpaid and prepaid basis. In Bolivia, fixed public telephony services are also offered via wireless backhaul connections, as well as in-home use based on fixed LTE, and, to a lesser extent, WiMAX technology. In New Zealand, fixed-broadband communications services, or wireline services, have been offered since May 2015.

The Company's networks support several digital technologies: GSM, 3G, 4G LTE and WiMAX. In New Zealand, the Company launched 4G LTE services in 2014 and the Company had 1,225 4G LTE sites on-air as of March 31, 2020. In Bolivia, the Company launched 4G LTE services in May 2015 and the Company had 1,146 4G LTE sites on-air as of March 31, 2020.

	2degrees	NuevaTel
Trilogy LLC Ownership Percentage as of March 31, 2020	73.2%	71.5%
Launch Date	August 2009	November 2000
Population (in millions)(1)	4.9	11.6
Wireless Penetration(2)	134%	89%
Company Wireless Subscribers (in thousands) as of March 31, 2020	1,488	1,796
Company Market Share of Wireless Subscribers(2)	23%	17%

(1)Source: The U.S. Central Intelligence Agency's World Factbook estimated for July 2020.
(2)Source: Management estimate based on most currently available information.

Following its launch in 2009 as New Zealand's third wireless entrant, 2degrees quickly gained market share. Based on the most currently available information, management estimates that the New Zealand operation has a market share of wireless subscribers of 23%. The Company believes there is continued opportunity for significant growth in the estimated $5 billion NZD New Zealand telecommunications market. Further, 5G is beginning to launch in the country which creates further opportunities for 2degress as 5G enables carriers to offer new and even more data-intensive wireless services and applications.

The Bolivian market also consists of three mobile operators. Based on the most currently available information, management estimates that the Bolivian operation has a market share of wireless subscribers of 17%. The cash flow generated from its operations has been used to fund its ongoing 4G LTE network expansion as well as to pay dividends to shareholders. Bolivia has low smartphone and broadband penetration compared to other Latin American markets, thus creating the potential for further growth in data usage. Furthermore, the Company believes that the availability of LTE-enabled devices at prices affordable to Bolivian customers, the introduction of other mobile data-capable devices and the availability of additional content will accelerate consumer adoption of LTE-enabled devices and stimulate data usage in Bolivia.

New Zealand (2degrees)

2degrees launched commercial service in 2009. As of March 31, 2020, Company-controlled entities owned 73.2% of 2degrees with the remaining interests (26.8%) substantially owned by Tesbrit B.V., a Dutch investment company.

Overview

2degrees successfully entered the New Zealand market in 2009. Prior to 2degrees' entry, the New Zealand wireless communications market was a duopoly, and the incumbent operators, Vodafone and Telecom New Zealand (now Spark New Zealand ("Spark")), were able to set relatively high prices, which resulted in low wireless usage by consumers. Additionally, mobile revenue in New Zealand in 2009 was only 31% of total New Zealand telecommunications industry revenue, compared to 42% for the rest of the Organization for Economic Co-operation and Development countries. These two factors led the Company to believe that New Zealand presented a significant opportunity for a third competitor to enter the market successfully.

Consequently, 2degrees launched in the New Zealand wireless market through innovative pricing, a customer-centric focus and differentiated brand positioning. 2degrees introduced a novel, low-cost, prepaid mobile product that cut the incumbents' prices of prepaid voice calls and text messages in half and rapidly gained market share. Since then, 2degrees has reinforced its reputation as the challenger brand by combining low-cost alternatives with excellent customer service.

Additionally, 2degrees provides fixed broadband communications services to residential and enterprise customers.

Services; Distribution; Network; 2degrees Spectrum Holdings

For a discussion of these topics, please refer to TIP Inc.'s MD&A for the year ended December 31, 2019.

Governmental Regulation

New Zealand's Minister of Broadcasting, Communications and Digital Media, supported by the Ministry of Business Innovation and Employment ("MBIE"), advises the government on policy for telecommunications and spectrum issues. Following a general election in October 2017, the New Zealand Labour, New Zealand First and Green parties formed a new coalition government. The current Minister of Broadcasting, Communications and Digital Media is a New Zealand Labour MP, appointed to this position in September 2018. The New Zealand Labour party has signaled particular interest in digital content, digital inclusion, regional and broadcasting issues. The current focus of all government policy is the response to the global COVID-19 pandemic. This has included the implementation of border restrictions, a nation-wide lockdown, and development of an economic recovery package. The Prime Minister of New Zealand, a member of the Labour party, has previously announced that a general election will be held in September 2020. As yet, there has been no revision to this date. No prediction can be made to whether the Labour party or its principal opponent, the National party, will prevail and form a government on its own or in a coalition with smaller parties.

The MBIE administers the allocation of radio frequency management rights. 2degrees offers service pursuant to management rights in the 700 MHz band, the 900 MHz band, the 1800 MHz band and the 2100 MHz band. 2degrees' rights to use 700 MHz spectrum expire in 2031, its rights to use 900 MHz spectrum also expire in 2031, subject to 2degrees making a spectrum right payment for the 900 MHz spectrum to the New Zealand government in 2022. 2degrees' rights to use 1800 MHz and 2100 MHz spectrum are scheduled to expire in 2021. However, the government has issued offers to renew management rights for the majority of the 1800 MHz spectrum and all of the 2100 MHz spectrum used by 2degrees until March 2041. The government held back, for future potential uses, the renewal of 5 MHz in each of the transmit and receive frequencies from 2degrees' 1800 MHz spectrum renewal, as well as 5 MHz in the transmit and receive frequencies from the other national mobile network operators, Vodafone and Spark. As a result, 2degrees will retain 20 MHz x 2 of 1800 MHz spectrum and 15 MHz x 2 of 2100 MHz spectrum following the renewals in April 2021. The cost to 2degrees for these renewals will be approximately $58 million NZD (inclusive of estimated interest), payable in six annual installments expected to begin in January 2021.

The MBIE is also preparing for the introduction of 5G in New Zealand. In response to the COVID-19 global pandemic, an auction of 160 MHz of 'early access' 3.5 GHz spectrum did not commence on March 30, 2020 as planned. There were three registered bidders. The MBIE is expected to provide an update on the process of this allocation in May 2020. The format and terms of this allocation are likely to change. This spectrum will be available until October 2022 with no right of renewal. The reserve price for this spectrum was $250 thousand NZD per 10 MHz, with an initial 40 MHz acquisition limit for any one operator. The amended short-term allocation is expected to be followed by an auction of a larger allocation of 3500 MHz spectrum which will be licensed for long-term use; this auction is expected to occur in 2021, but the government has not yet announced a specific date. The spectrum that will be the focus of the long-term auction will become available for 5G use in November 2022. The MBIE is currently considering technical issues related to this allocation and other potential 5G bands, including mmWave spectrum (above 20 GHz) and 600 MHz spectrum for allocation in the future.

The MBIE also has responsibility for telecommunications policy. Following a review in 2017/2018, the Telecommunications Act 2001 was updated to introduce a new regulatory framework for fiber services. 2degrees employs fiber services for the provision of both fixed broadband and mobile communications services to its customers. The updated legislation takes a regulated "utility style" building blocks approach, representing a shift from the existing "Total Service Long Run Increment Cost" pricing approach that is applied to copper services. Price-regulated fiber providers will be subject to an overall revenue cap for regulated services and must provide certain services at "anchor" prices. All fiber providers will be subject to information disclosure obligations. Copper services can be deregulated in areas where fiber services are available to consumers. Fiber unbundling, which providers have been required to offer since January 2020, is subject to equivalence and non-discrimination obligations. While there is some potential for the MBIE to consider further regulation, the legislation explicitly restricts the regulator's ability to launch a review into fiber unbundling (which can include price regulation) before 2025.

Under the new legislation, telecommunications monitoring has also been expanded to provide a greater emphasis on service quality rather than the current focus on price and coverage. There are no major changes to the regulation of mobile-specific services, but the new legislation streamlines various Telecommunications Act 2001 processes, shortening the time for implementation of future regulations, which could include rules governing the mobile sector.

The politically independent Commerce Commission of New Zealand (the "Commerce Commission") is responsible for implementation of New Zealand's Telecommunications Act 2001. The Commerce Commission includes a Telecommunications Commissioner, who oversees a team that monitors the telecommunications marketplace and identifies telecommunications services that warrant regulation. The Commerce Commission's recommendations are made to the Minister of Broadcasting, Communications and Digital Media. For services that are regulated, the Commerce Commission is authorized to set both price and non-price terms for services and to establish enforcement arrangements applicable to regulated services. The Commerce Commission's responsibilities include wholesale regulation of the fixed line access services that 2degrees offers, including unbundled bitstream access, as well as the regulation of wholesale mobile services such as colocation and national roaming.

The Commerce Commission is now responsible for implementing the new utility style framework for fiber. It is currently conducting extensive industry consultations regarding this issue so that it can put in place the new regime by January 2022, as required. This regime will set the wholesale fiber price and access framework under which retail service providers, including 2degrees, will provide fixed fiber services to consumers; the regime will also govern the terms for wholesale fiber inputs to wireless services. In May 2019, the Commerce Commission published an "emerging views" paper regarding the fiber input methodologies it intends to adopt. Industry responses were submitted in July 2019. A draft input methodology decision was provided for consultation in November 2019, with submissions filed in January 2020 and cross submissions in February 2020. Further consultations are underway. A final input methodology decision has been delayed and is not expected until September 2020, with consultations on draft price and quality regulation to follow. The Commerce Commission plans to issue guidance in relation to equivalence and non-discrimination fiber unbundling obligations in 2020. An additional consultation is expected with industry stakeholders on the collection of retail service quality data in 2020.

In September 2019, the Commerce Commission completed a study of the mobile market. The purpose of this review was to develop a common understanding of the competitive landscape and any future competition issues. The study considered both evolving consumer preferences and technological shifts, including the implications of fixed-mobile convergence and 5G for infrastructure sharing and wholesale access regulation. The Commerce Commission's findings confirmed that wholesale mobile virtual network operator access regulation is not justified at this time and that there will be no acceleration of the Commerce Commission's scheduled regulatory reviews.

In the past, New Zealand's government and the Commerce Commission have supported competition in the telecommunications market. In February 2017, the Commerce Commission rejected a proposed merger between Vodafone and Sky Network Television, a satellite pay television provider, on grounds that the transaction would lessen competition. In addition, the government has previously imposed limits on the quantity of spectrum that any one party and its associates can hold in specific frequency bands, and has permitted purchasers of spectrum rights to satisfy their purchase payment obligations over time (both of which assisted 2degrees' ability to acquire spectrum rights).

The New Zealand government has also taken an active role in funding the deployment of fiber (the "Ultra-Fast Broadband Initiative") and wireless infrastructure (the Rural Broadband Initiative or "RBI") to enhance citizens' access to higher speed broadband services. The Ultra-Fast Broadband Initiative has been extended over time and fiber is now expected to reach 87% of the population by December 2022. In addition, the government announced an extension of the RBI to RBI2 ("RBI2") and a Mobile Black Spots Fund ("MBSF").

The New Zealand government initially allocated a fund of $150 million NZD for RBI2 and MBSF. In April 2017, the three national mobile providers, 2degrees, Vodafone and Spark, formed a joint venture, now called the Rural Connectivity Group ("RCG"), to deliver a shared wireless broadband/mobile solution in the rural areas identified by the government. In August 2017, the New Zealand government signed an agreement with the joint venture to fund a portion of the country's rural broadband infrastructure project (the "RBI2 Agreement"). Under the RBI2 Agreement, each joint venture partner, including 2degrees, committed to invest $20 million NZD over several years in accordance with payment milestones agreed upon between the parties to the agreement, in addition to contributing to the operating costs of the RBI2 network.  In December 2018, details of a further extension of the RBI2/MBSF were announced, which is expected to extend coverage to 99.8% of the population with an additional $145 million NZD, to be funded by the government, of which $110 million NZD was allocated to RCG. As of March 2020, there were over 200 sites leased under this arrangement and 75 sites live and on-air.

New Zealand - Operating Results

	Three Months Ended March 31,		% Variance
(in millions, unless otherwise noted)	2020	2019	3 mo. vs 3 mo.
Service revenues	$85.3	$82.9	3%
Total revenues	$108.5	$132.7	(18%)
Data as a % of wireless service revenues	73%	70%	n/m
New Zealand Adjusted EBITDA	$26.2	$25.3	3%
New Zealand Adjusted EBITDA Margin(1)	31%	31%	n/m

Postpaid Subscribers (in thousands)
Net additions	8	7	3%
Total postpaid subscribers	486	438	11%

Prepaid Subscribers (in thousands)
Net additions	21	12	86%
Total prepaid subscribers	1,002	977	3%

Total wireless subscribers (in thousands)	1,488	1,414	5%

Wireline Subscribers (in thousands)
Net additions	7	5	29%
Total wireline subscribers	115	87	32%

Total ending subscribers (in thousands)	1,602	1,502	7%

Blended wireless churn	2.17%	2.62%	n/m
Postpaid churn	1.20%	1.27%	n/m

Monthly blended wireless ARPU (not rounded)	$14.68	$15.35	(4%)
Monthly postpaid wireless ARPU (not rounded)	$29.31	$31.88	(8%)
Monthly prepaid wireless ARPU (not rounded)	$7.38	$7.75	(5%)

Monthly residential wireline ARPU (not rounded)	$44.46	$48.34	(8%)

Capital expenditures (2)	$13.6	$15.0	(9%)
Capital intensity	16%	18%	n/m

n/m - not meaningful
(1)New Zealand Adjusted EBITDA Margin is calculated as New Zealand Adjusted EBITDA divided by New Zealand service revenues.
(2)Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements.

Three Months Ended March 31, 2020 Compared to Three Months Ended March 31, 2019

Service revenues increased $2.4 million, or 3%, for the three months ended March 31, 2020 compared to the same period in 2019. Excluding the impact of foreign currency, service revenues increased $8.1 million, or 11%, for the three months ended March 31, 2020 compared to the same period in 2019. This increase was due to increases in postpaid wireless service revenues and wireline revenues driven by the larger postpaid and wireline subscriber bases, partially offset by ARPU declines. Subscriber revenues, which are a component of service revenues and include postpaid and prepaid wireless service revenues and wireline service revenues, increased $2.5 million, or 3%, for the three months ended March 31, 2020, compared to the same period in 2019. Excluding the impact of foreign currency, subscriber revenues increased $8.1 million, or 11%, for the three months ended March 31, 2020 compared to the same period in 2019.

Total revenues declined $24.2 million, or 18%, for the three months ended March 31, 2020 compared to the same period in 2019. Excluding the impact of foreign currency, total revenues declined $15.0 million, or 12%, for the three months ended March 31, 2020 compared to the same period in 2019. This decline was mainly attributable to a decline in equipment sales as a result of 2degrees' discontinuation of an exclusivity arrangement with a New Zealand retail distributor and reseller of its wireless devices and accessories during the third quarter of 2019. This decline in equipment sales was partially offset by the increase in service revenues mentioned above.

For the three months ended March 31, 2020, compared to the same period in the prior year, operating expenses declined $24.6 million, or 20%, (excluding the impact of foreign currency, operating expenses declined $16.1 million, or 14%), primarily due to the following:

  Cost of service increased $2.3 million, or 8%, for the three months ended March 31, 2020 compared to the same period in 2019. Excluding the impact of foreign currency, the increase was $4.3 million, or 16%, for the three months ended March 31, 2020 compared to the same period in 2019, primarily due to an increase in transmission expense associated with the growth of the wireline subscriber base. There was also an increase in interconnection costs and national roaming costs associated with a higher volume of voice traffic terminating outside 2degrees' network and a higher volume of national roaming data traffic;

  Cost of equipment sales declined $26.2 million, or 52%, for the three months ended March 31, 2020 compared to the same period in 2019. Excluding the impact of foreign currency, the decline was $22.7 million, or 49%, for the three months ended March 31, 2020 compared to the same period in 2019, primarily due to the discontinuation of an exclusivity arrangement with a New Zealand retail distributor and reseller of 2degrees wireless devices and accessories during the third quarter of 2019;

  Sales and marketing increased $1.7 million, or 15%, for the three months ended March 31, 2020 compared to the same period in 2019, primarily due to a $1.3 million increase in advertising and sponsorships costs incurred early in the quarter. Additionally, there was a $0.6 million increase in commissions expense primarily associated with higher amortization expense of certain contract acquisition costs capitalized beginning upon adoption of the new revenue standard on January 1, 2019; and

  General and administrative declined $3.4 million, or 19%, for the three months ended March 31, 2020 compared to the same period in 2019. Excluding the impact of foreign currency, the decline was $2.1 million, or 13%, for the three months ended March 31, 2020 compared to the same period in 2019. This decline was primarily the result of a $1.8 million one-time benefit in the first quarter of 2020 associated with 2degrees' improvement in collections of EIP receivables previously sold to the third-party EIP receivables buyer. Additionally, there was a decline in net expenses associated with the sale of EIP receivables driven by a decline in the volume of sales of EIP receivables during the first quarter of 2020.

New Zealand Adjusted EBITDA increased $0.8 million, or 3%, for the three months ended March 31, 2020 compared to the same period in 2019. Excluding the impact of foreign currency, the increase was $2.6 million, or 11%, for the three months ended March 31, 2020 compared to the same period in 2019. This increase in Adjusted EBITDA was primarily the result of the increase in subscriber revenues and the decline in general and administrative expenses, partially offset by the increases in cost of service and sales and marketing described above.

Capital expenditures decreased $1.4 million, or 9%, for the three months ended March 31, 2020 compared to the same period in 2019. Excluding the impact of foreign currency, capital expenditures decreased slightly by $0.3 million, or 2%, for the three months ended March 31, 2020 compared to the same period in 2019.

Subscriber Count

2degrees' wireless subscriber base increased 5% compared to March 31, 2019, driven by an 11% increase in postpaid wireless subscribers. As of March 31, 2020, postpaid wireless subscribers comprised approximately 33% of the total wireless subscriber base, an increase of nearly two percentage points from March 31, 2019. Postpaid wireless subscriber growth was driven by stable postpaid gross additions and modest improvements in postpaid churn. Enhancements to postpaid offers, including increases in data allocation on certain plans in the third quarter of 2019, the launch of new unlimited plans during the second quarter of 2019, and promotional offers also contributed to the growth of postpaid wireless subscribers. Additionally, 2degrees launched new prepaid plans during the third quarter of 2019 resulting in a decline in prepaid churn and an 86% increase in prepaid net additions for the three months ended March 31, 2020 compared to the same period in 2019.

As of March 31, 2020, 2degrees' wireline subscriber base increased 32% compared to March 31, 2019. The wireline subscriber increase was mainly due to 2degrees' competitive offerings, including promotions related to the cross selling of wireline services to 2degrees wireless subscribers, which continue to positively impact the growth of the wireline customer base.

Blended Wireless ARPU

2degrees' blended wireless ARPU is generally driven by the mix of postpaid and prepaid subscribers, foreign currency exchange rate fluctuations, the amount of data consumed by the subscriber and the mix of service plans and bundles.

Blended wireless ARPU declined 4% for the three months ended March 31, 2020 compared to the same period in 2019. Excluding the impact of foreign currency, blended wireless ARPU increased 3% for the three months ended March 31, 2020, compared to the same period in 2019.  This increase was attributable to the higher proportion of postpaid wireless subscribers combined with increases in data revenues per average subscriber.

Blended wireless ARPU related to data revenues declined 1% for the three months ended March 31, 2020 compared to the same period in 2019. Excluding the impact of foreign currency, data revenues per average subscriber increased 7%. Postpaid revenue per average postpaid subscriber declined 8% for the three months ended March 31, 2020 compared to the same period in 2019 (1% decline excluding the impact of foreign currency).

New Zealand Business Outlook, Competitive Landscape and Industry Trend

The New Zealand Business Outlook, Competitive Landscape and Industry Trend are described in TIP Inc.'s MD&A for the year ended December 31, 2019.

Bolivia (NuevaTel)

The Trilogy LLC founders launched NuevaTel in 2000 while they served in senior management roles with Western Wireless. Trilogy LLC subsequently acquired a majority interest in the business in 2006 and currently owns 71.5% of NuevaTel, with the remaining 28.5% owned by Comteco, a large cooperatively owned fixed line telephone provider in Bolivia.

Overview

NuevaTel, which operates under the brand name "Viva" in Bolivia, provides wireless, long distance, public telephony and wireless broadband communication services. It provides competitively priced and technologically advanced service offerings and high quality customer care. NuevaTel focuses its customer targeting efforts on urban millennials and tech-savvy youth. It differentiates itself through simplicity, transparency and a strong brand. As of March 31, 2020, NuevaTel had approximately 1.8 million wireless subscribers which management estimates to be a market share of 17%.

Services; Distribution; Network; NuevaTel Spectrum Holdings

For a discussion of these topics, please refer to TIP Inc.'s MD&A for the year ended December 31, 2019.

Governmental Regulation

NuevaTel operates two spectrum licenses in the 1900 MHz band; the recently renewed first license expires in November 2034, and the second license expires in 2028. Additionally, NuevaTel provides 4G LTE services in the 1700 / 2100 MHz bands with a license term expiring in 2029. NuevaTel also provides fixed broadband services using WiMAX and fixed LTE technologies through spectrum licenses in the 3500 MHz band with minimum terms ranging from 2024 to 2027. The long distance and public telephony licenses held by NuevaTel are valid until June 2042 and February 2043, respectively. The long distance license and the public telephony license are free and are granted upon request.

The Bolivian telecommunications law ("Bolivian Telecommunications Law"), enacted on August 8, 2011, requires telecommunications operators to pay recurring fees for the use of certain spectrum (such as microwave links), and a regulatory fee of 1% and a universal service tax of up to 2% of gross revenues. The law also authorizes the Autoridad de Regulación y Fiscalización de Telecomunicaciones y Transportes of Bolivia (the "ATT"), Bolivia's telecommunications regulator, to promulgate rules governing how service is offered to consumers and networks are deployed. The ATT required carriers to implement number portability by October 1, 2018, an obligation which NuevaTel satisfied. It also requires wireless carriers to publish data throughput speeds to their subscribers and to pay penalties if they do not comply with transmission speed commitments. The ATT has also conditioned the 4G LTE licenses it awarded to Tigo (a wireless competitor to NuevaTel) and NuevaTel on meeting service deployment standards, requiring that the availability of 4G LTE service expand over a 96-month period from urban to rural areas through mid-2022. NuevaTel has met its 4G LTE launch commitments thus far and intends to continue to satisfy this commitment.

The ATT has aggressively investigated and imposed sanctions on all wireless carriers in connection with the terms on which they offer service to consumers, the manner in which they bill and collect for such services, the manner in which they maintain their networks and the manner in which they report to the ATT regarding network performance (including service interruptions). In the case of NuevaTel, the ATT has assessed fines totaling approximately $6.7 million in connection with proceedings concerning past service quality deficiencies in 2010 and a service outage in 2015.  The fine relating to 2010 service quality deficiencies, in the amount of $2.2 million, was annulled by the Bolivian Supreme Tribunal of Justice ("Supreme Tribunal") on procedural grounds but the ATT was given the right to impose a new fine. Should the ATT decide to impose a new fine, NuevaTel can discharge the fine by paying half of the penalty on condition that it waives its right to appeal. The Company has accrued the full amount of $2.2 million.  The fine relating to the 2015 service outage, $4.5 million, was also initially annulled by the Bolivian Public Works Ministry (the "Ministry"), which supervises the ATT; however, the ATT was allowed to re-impose the fine, which it did, although it noted in its findings that the outage was a force majeure event. NuevaTel filed an appeal to the Ministry against the re-imposition of the fine. In September 2018, the Ministry notified NuevaTel that it rejected the appeal and that NuevaTel would be required to pay the $4.5 million fine plus interest. NuevaTel accrued $4.5 million for the fine in its financial statements in the third quarter of 2018. NuevaTel has appealed the Ministry's decision to the Supreme Tribunal. On May 22, 2019, the ATT ordered NuevaTel to pay the fine it had imposed. NuevaTel has responded that it is not obligated to pay until the Supreme Tribunal rules on its appeal. The ATT has initiated a separate court proceeding against NuevaTel to collect the fine. Should the ATT prevail in this proceeding, NuevaTel expects that it will be required to deposit the fine amount in a restricted account pending resolution of NuevaTel's appeal before the Supreme Tribunal.

NuevaTel's license contracts typically require that NuevaTel post a performance bond valued at 7% of projected revenue for the first year of each license contract's term and 5% of gross revenue of the authorized service in subsequent years or obtain insurance policies to meet this requirement. Such performance bonds are enforceable by the ATT in order to guarantee that NuevaTel complies with its obligations under the license contract and to ensure that NuevaTel pays any fines, sanctions or penalties it incurs from the ATT. NuevaTel and other carriers are permitted by ATT regulations to meet their performance bond requirements using insurance policies, which must be renewed annually and which NuevaTel has historically acquired for insignificant costs. If NuevaTel is unable to renew its insurance policies, it would be required to seek to obtain a performance bond issued by a Bolivian bank. This performance bond would likely be available under less attractive terms than NuevaTel's current insurance policies. The failure to obtain such a bond could have a material adverse effect on the Company's business, financial condition and prospects.

Under the Bolivian telecommunications law, carriers must negotiate new licenses (to replace their existing concessions) with the Bolivian government. In February 2019, NuevaTel signed its new license agreement. The agreement governs (but does not replace) NuevaTel's existing spectrum grants and its concessions to provide mobile voice services and data services. NuevaTel's initial 1900 MHz spectrum grant and its mobile and data services concessions expired in November 2019. NuevaTel paid $30.2 million for its 1900 MHz spectrum renewal in the fourth quarter of 2019. The payment was funded with cash resources through a reinvestment of proceeds from the sale-leaseback of NuevaTel's towers. The renewed 1900 MHz spectrum will expire in the fourth quarter of 2034.

Entel, the government-owned wireless carrier, maintains certain advantages under the Bolivian Telecommunications Law. Historically, Entel received most of the universal service tax receipts paid to the government by telecom carriers and used these funds to expand its network in sparsely populated rural areas. Also, the Bolivian Telecommunications Law guarantees Entel access to new spectrum licenses, although it does require Entel to pay the same amounts for new and renewed spectrum licenses as are paid by those who acquire spectrum in auctions or by arrangement with the government (including payments for license renewals).

Bolivia - Operating Results

	Three Months Ended March 31,		% Variance
(in millions, unless otherwise noted)	2020	2019	3 mo. vs 3 mo.
Service revenues	$42.2	$52.1	(19%)
Total revenues	$44.1	$55.0	(20%)
Data as a % of wireless service revenues	49%	47%	n/m
Bolivia Adjusted EBITDA	$5.0	$14.2	(65%)
Bolivia Adjusted EBITDA Margin(1)	12%	27%	n/m

Postpaid Subscribers (in thousands)
Net losses	(11)	(4)	(167%)
Total postpaid subscribers	309	333	(7%)

Prepaid Subscribers (in thousands)
Net losses	(44)	(14)	(222%)
Total prepaid subscribers	1,423	1,621	(12%)

Other wireless subscribers (in thousands)(2)	64	57	11%
Total wireless subscribers (in thousands)	1,796	2,011	(11%)

Blended wireless churn	7.08%	6.38%	n/m
Postpaid churn	3.22%	2.00%	n/m

Monthly blended wireless ARPU (not rounded)	$7.63	$8.53	(11%)
Monthly postpaid wireless ARPU (not rounded)	$20.65	$20.07	3%
Monthly prepaid wireless ARPU (not rounded)	$4.51	$5.81	(22%)
Capital expenditures(3)	$2.4	$4.3	(44%)
Capital intensity	6%	8%	n/m

n/m - not meaningful
(1)Bolivia Adjusted EBITDA Margin is calculated as Bolivia Adjusted EBITDA divided by Bolivia service revenues.
(2)Includes public telephony, fixed LTE and other wireless subscribers.
(3)Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements.

Three Months Ended March 31, 2020 Compared to Three Months Ended March 31, 2019

Service revenues declined $9.8 million, or 19%, for the three months ended March 31, 2020 compared to the same period in 2019, primarily due to $8.8 million in lower prepaid revenues attributable to continued competitive pressure on pricing, which impacted ARPU during the quarter, along with declines in the subscriber base. Postpaid revenues declined $0.7 million for the three months ended March 31, 2020 compared to the same period in 2019, primarily due to a decline in the subscriber base.

Data revenues represented 49% of wireless services revenues for the three months ended March 31, 2020, an increase from 47% over the same period in 2019. LTE adoption increased to 46% as of March 31, 2020 from 40% as of March 31, 2019. Growth of LTE users continues and has driven an overall increase in data consumption. However, data pricing was negatively impacted by competitive pressures in the market.

Total revenues declined by $10.9 million, or 20%, for the three months ended March 31, 2020 compared to the same period in 2019, primarily due to the decrease in service revenues discussed above.

For the three months ended March 31, 2020, compared to the same period in 2019, operating expenses increased $0.8 million, or 2%, primarily due to the following:

  Cost of service declined $0.9 million, or 4%, for the three months ended March 31, 2020 compared to the same period in 2019, primarily due to a decrease in interconnection costs due to lower voice traffic terminating outside of NuevaTel's network. This decline and other insignificant declines were partially offset by incremental costs of $1.4 million attributable to lease expenses related to towers sold in 2019 under the sale-leaseback transaction;

  Cost of equipment sales declined $0.6 million, or 20%, for the three months ended March 31, 2020 compared to the same period in 2019, mainly due to a decrease in the number of handsets sold during the period;

  Sales and marketing increased $0.3 million, or 4%, for the three months ended March 31, 2020 compared to the same period in 2019, due to higher commissions expense associated with higher amortization expense of certain contract acquisition costs that were capitalized upon adoption of the new revenue standard on January 1, 2019. This increase was partially offset by a decline in advertising and promotion, salaries and wages and other individually insignificant costs;

  General and administrative declined $4.5 million, or 35%, for the three months ended March 31, 2020 compared to the same period in 2019, primarily due to $4.3 million of costs incurred in 2019 in connection with the initial closing under the sale-leaseback of network towers. These costs included transaction taxes, bank fees, and other deal costs. For additional information, see Note 2 - Property and Equipment to the Company's Condensed Consolidated Financial Statements;

  Depreciation, amortization and accretion declined $0.8 million, or 7%, for the three months ended March 31, 2020 compared to the same period in 2019, primarily due to a lower asset basis being depreciated; and

  Gain on disposal of assets and sale-leaseback transaction declined $7.4 million, or 100%, for the three months ended March 31, 2020 compared to the same period in 2019, due to the gain recognized in 2019 related to the tower sale-leaseback transaction.

Bolivia Adjusted EBITDA declined $9.2 million, or 65%, for the three months ended March 31, 2020 compared to the same period in 2019, primarily due to the decrease in service revenues mentioned above.

Capital expenditures declined by $1.9 million, or 44%, for the three months ended March 31, 2020 compared to the same period in 2019, mainly due to the timing of spending and delays in projects impacted by the COVID-19 pandemic.

Subscriber Count

Bolivia's wireless subscriber base has historically been predominantly prepaid, although the postpaid portion of the base has grown in recent years. In addition to prepaid and postpaid, the wireless subscriber base includes public telephony subscribers, as well as fixed LTE wireless subscribers; these subscribers comprised 4% of the overall subscriber base as of March 31, 2020.

Bolivia's wireless subscriber base declined 11% as of March 31, 2020 compared to March 31, 2019, primarily as a result of a 12% decline in prepaid subscribers. Postpaid subscribers declined 7% as of March 31, 2020 compared to March 31, 2019.

The decline in prepaid and postpaid subscribers is largely due to increased competitive activity and competitors' bundled service offerings.

Blended Wireless ARPU

Bolivia's blended wireless ARPU is generally driven by LTE adoption, the mix and number of postpaid and prepaid subscribers, service rate plans and any discounts or promotional activities used to drive either subscriber volume or data usage increases. Subscriber usage of web navigation, voice services, short messaging service and value-added services also have an impact on Bolivia's blended wireless ARPU.

Blended wireless ARPU declined 11% for the three months ended March 31, 2020 compared to the same period in 2019. The decline was driven by a drop in voice and data ARPU. Data consumption increased during the period; however, the increase was offset by a decline in data pricing due to intensified competition. Prepaid wireless ARPU declined 22% for the three months ended March 31, 2020 compared to the same period in 2019, due to competitive pricing pressures in the market. Postpaid wireless ARPU increased 3% for the three months ended March 31, 2020 compared to the same period in 2019, primarily due to an increase in data revenue per average subscriber.

Bolivia Business Outlook, Competitive Landscape and Industry Trend

The Bolivia Business Outlook, Competitive Landscape and Industry Trend are described in TIP Inc.'s MD&A for the year ended December 31, 2019.

Selected Financial Information

The following tables set forth our summary consolidated financial data for the periods ended and as of the dates indicated below.

The summary consolidated financial data is derived from our Condensed Consolidated Financial Statements for each of the periods indicated in the following tables.

Differences between amounts set forth in the following tables and corresponding amounts in our Condensed Consolidated Financial Statements and related notes which accompany this MD&A are a result of rounding. Amounts for subtotals, totals and percentage variances presented in the following tables may not sum or calculate using the numbers as they appear in the tables as a result of rounding.

Selected balance sheet information

The following table shows selected consolidated financial information for the Company's financial position as of March 31, 2020 and December 31, 2019. The table below provides information related to the cause of the changes in financial position by financial statement line item for the period compared.

Consolidated Balance Sheet Data
	As of March 31,	As of December 31,
(in millions, except as noted)	2020	2019	Change includes:
Cash and cash equivalents	$46.7	$76.7

Decline is due to $16.1 million of purchases of property and equipment and $13.1 million of cash used in operating activities, including prepayments of annual license and spectrum fees and managed capacity service arrangements.

% Change	(39%)

All other current assets	149.4	137.7	Increase is primarily due to NuevaTel's prepayment of annual license and spectrum fees and 2degrees' prepayment of the managed capacity service arrangement that will be amortized during the year.
% Change	9%

Property, equipment and intangibles	429.9	474.7	Decline is primarily attributable to cumulative translation adjustments. There were also declines due to additions during the period being less than depreciation and amortization.
% Change	(9%)

All other non-current assets	270.8	149.6

Increase is due to the implementation of the new lease standard resulting in the recognition of $151.5 million of operating lease right-of-use assets as of March 31, 2020 and the reclassification of the deferred tax asset associated with the NuevaTel tower sale-leaseback transaction to accumulated deficit.

% Change	81%

Total assets	$896.9	$838.6
Current portion of long-term debt and financing lease liabilities	$29.9	$32.4	Decline is primarily due to repayment of the outstanding balance of the Bolivian 2021 Syndicated Loan, partially offset by net proceeds from the EIP receivables financing obligation.
% Change	(8%)

All other current liabilities	195.1	201.1

Decline reflects reclassification of the current portion of deferred gains on the NuevaTel tower sale-leaseback transaction to accumulated deficit upon implementation of the new lease standard and declines in accruals at 2degrees related to handset purchases, bonuses, business taxes, and other liabilities due to seasonality. These declines were partially offset by the recognition of $16.1 million of short-term operating lease liabilities as of March 31, 2020 upon the adoption of the new lease standard.

% Change	(3%)

Long-term debt and financing lease liabilities	506.2	528.7

Decline is primarily due to cumulative translation adjustments and the adoption of the new lease standard and related reclassification of certain NuevaTel tower sale-leaseback financing obligations to accumulated deficit.

% Change	(4%)

All other non-current liabilities	170.7	84.2

Increase is primarily due to the implementation of the new lease standard and related recognition of $134.5 million of non-current operating lease liabilities as of March 31, 2020. This increase was partially offset by the elimination of deferred gains on the NuevaTel tower sale-leaseback transaction.

% Change	103%

Total shareholders' deficit	(5.1)	(7.8)

Decline in deficit is primarily due to the cumulative effect of adopting the new lease standard as of January 1, 2020, partially offset by the impact of foreign currency translation adjustments and net loss during the three  months ended March 31, 2020.

% Change	35%
Total liabilities and shareholders' deficit	$896.9	$838.6

Selected quarterly financial information

The following table shows selected quarterly financial information prepared in accordance with U.S. GAAP.

(in millions, except per share amounts)	2020	2019				2018
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Service revenues	$127.8	$131.2	$134.1	$136.1	$135.1	$139.0	$141.0	$147.6
Equipment sales	25.0	34.9	26.4	43.5	52.6	68.0	49.4	50.5
Total revenues	152.8	166.1	160.5	179.6	187.7	207.0	190.4	198.1
Operating expenses	(153.6)	(162.5)	(154.2)	(172.9)	(175.6)	(198.9)	(184.2)	(193.1)
Operating (loss) income	(0.8)	3.6	6.3	6.7	12.1	8.0	6.3	5.0
Interest expense	(11.4)	(11.3)	(11.2)	(11.8)	(11.8)	(12.2)	(11.1)	(11.5)
Change in fair value of warrant liability	(0.1)	0.2	0.2	0.1	(0.4)	0.3	0.9	2.8
Debt modification and extinguishment costs	-	-	-	-	-	-	(4.2)	-
Other, net	(2.0)	1.5	0.4	(0.2)	(1.2)	(0.3)	(4.9)	(0.5)
Loss before income taxes	(14.2)	(6.0)	(4.3)	(5.2)	(1.2)	(4.3)	(13.0)	(4.1)
Income tax (expense) benefit	(3.1)	44.4	(0.8)	(1.1)	(1.7)	-	(0.9)	(2.2)
Net (loss) income	(17.3)	38.4	(5.1)	(6.4)	(2.9)	(4.2)	(13.9)	(6.3)
Net loss (income) attributable to noncontrolling interests	6.1	(21.1)	0.3	0.7	(1.1)	0.3	5.5	2.9
Net (loss) income attributable to TIP Inc.	$(11.1)	$17.3	$(4.8)	$(5.6)	$(4.0)	$(3.9)	$(8.4)	$(3.4)

Net (loss) income attributable to TIP Inc. per share:
Basic	$(0.19)	$0.30	$(0.08)	$(0.10)	$(0.07)	$(0.07)	$(0.15)	$(0.06)
Diluted	$(0.19)	$0.30	$(0.08)	$(0.10)	$(0.07)	$(0.07)	$(0.15)	$(0.07)

Quarterly Trends and Seasonality

The Company's operating results may vary from quarter to quarter because of changes in general economic conditions and seasonal fluctuations, among other things, in each of the Company's operations and business segments. Different products and subscribers have unique seasonal and behavioral features. Accordingly, one quarter's results are not predictive of future performance.

Fluctuations in net income from quarter to quarter can result from events that are unique or that occur irregularly, such as losses on the refinance of debt, foreign exchange gains or losses, changes in the fair value of warrant liability and derivative instruments, impairment or sale of assets and changes in income taxes.

New Zealand and Bolivia

Trends in New Zealand's and Bolivia's service revenues and overall operating performance are affected by:

  Lower prepaid subscribers due to shift in focus to postpaid sales;
  Higher usage of wireless data due to migration from 3G to 4G LTE;
  Increased competition leading to larger data bundles offered for price which has impacted data ARPU;
  Stable postpaid churn in New Zealand, which the Company believes is a reflection of the Company's heightened focus on high-value subscribers and the Company's enhanced subscriber service efforts;
  Decreasing voice revenue as rate plans increasingly incorporate more monthly minutes and calling features, such as long distance;
  Lower roaming revenue as network-coverage enhancements are made, as well as increased uptake of value-added roaming plans;
  Varying handset subsidies as more consumers shift toward smartphones with the latest technologies;
  Varying handset costs related to advancement of technologies and reduced supplier rebates or discounts on highly-sought devices;
  Seasonal promotions which are typically more significant in periods closer to year-end;
  Subscribers activating and suspending service to take advantage of promotions by the Company or its competitors;

  Higher voice and data costs related to the increasing number of subscribers, or, alternatively, a decline in costs associated with a decline in voice usage; and
  Higher costs associated with the retention of high-value subscribers.

Trends in New Zealand's service revenues and operating performance that are unique to its fixed broadband business include:

  Higher internet subscription fees as subscribers increasingly upgrade to higher-tier speed plans, including those with unlimited usage;
  Subscribers bundling their service plans at a discount;
  Fluctuations in retail broadband pricing and operating costs influenced by government-regulated copper wire services pricing and changing consumer and competitive demands;
  Availability of fiber services in a particular area or general network coverage; and
  Individuals swapping technologies as fiber becomes available in their connection area.

Liquidity and Capital Resources Measures

As of March 31, 2020, the Company had approximately $46.7 million in cash and cash equivalents, of which $8.6 million was held by 2degrees, $21.8 million was held by NuevaTel and $16.3 million was held at headquarters and others. Cash and cash equivalents declined $30.0 million since December 31, 2019, primarily due to purchases of property and equipment of $16.1 million in the first quarter of 2020, along with cash used in operating activities, including payment of annual license and spectrum fees and prepayments under certain capacity service arrangements.

In February 2020, 2degrees entered into a new loan (the "New Zealand 2023 Senior Facilities Agreement") with aggregate commitments of $285 million NZD ($170.2 million based on the exchange rate at March 31, 2020). Separate facilities are provided under this agreement to (i) repay the then outstanding balance of the prior $250 million NZD senior facilities agreement and pay fees and expenses associated with the refinancing ($235 million NZD), (ii) provide funds for further investments in 2degrees' business ($30 million NZD), and (iii) fund 2degrees' working capital requirements ($20 million NZD). The New Zealand 2023 Senior Facilities Agreement has a three-year term and financial covenants that are materially consistent with the prior $250 million NZD senior facilities agreement. Distributions from 2degrees to its shareholders, including Trilogy LLC, will continue to be subject to free cash flow tests calculated at half year and full year intervals. The New Zealand 2023 Senior Facilities Agreement also provides for an uncommitted $35 million NZD accordion facility which, after commitments are obtained, can be utilized in the future to fund capital expenditures. See Note 7 - Debt to the Condensed Consolidated Financial Statements for further information. As of March 31, 2020, $235 million NZD was drawn on the new facility ($140.3 million based on the exchange rate at March 31, 2020). As of March 31, 2020, the Company had $20 million NZD (or $11.9 million based on the exchange rate at that date) of available capacity under the working capital facility. Subsequent to March 31, 2020, $15.0 million NZD ($9.0 million based on the exchange rate at March 31, 2020) was drawn on the facility for further investments in 2degrees' business, with an additional $15 million NZD remaining undrawn and available.

The Company and its operating subsidiaries, 2degrees and NuevaTel, are actively monitoring the impact of the COVID-19 pandemic on the economies of New Zealand and Bolivia. The self-isolation and movement restrictions implemented in these countries are affecting customer behaviors. However, due to the uncertainty surrounding the magnitude, duration and potential outcomes of the COVID-19 pandemic, we are unable to predict its impact on our operations, financial condition and results, and liquidity, but the impact may be material.  See further discussion under "Impact of COVID-19 on our Business" above along with Note 17 - Subsequent Events to the Condensed Consolidated Financial Statements.

Selected cash flows information

The following table summarizes the Condensed Consolidated Statements of Cash Flows for the periods indicated:

	Three Months Ended March 31,		% Variance
(in millions)	2020	2019	2020 vs 2019

Net cash (used in) provided by
Operating activities	$(13.1)	$3.3	(501%)
Investing activities	(17.7)	31.0	(157%)
Financing activities	2.5	21.6	(89%)
Net (decrease) increase in cash and cash equivalents	$(28.4)	$55.9	(151%)

Cash flow used in operating activities

Cash flow used in operating activities increased by $16.4 million for the three months ended March 31, 2020 compared to the same period in 2019. This change was mainly due to changes in working capital accounts including changes to EIP receivables driven by a decline of $5.3 million in the sales of EIP receivables and an increase in tax payments in the first quarter of 2020 compared to the same period in 2019.

Cash flow used in investing activities

Cash flow used in investing activities increased by $48.7 million for the three months ended March 31, 2020 compared to the same period in 2019, primarily due to $49.9 million in cash proceeds received in the first quarter of 2019 from the initial closing of the NuevaTel tower sale-leaseback transaction. For additional information, see Note 2 - Property and Equipment to the Company's Condensed Consolidated Financial Statements.

Cash flow provided by financing activities

Cash flow provided by financing activities declined by $19.2 million for the three months ended March 31, 2020 compared to the same period in 2019. The decline was primarily due to proceeds of $14.5 million from the NuevaTel tower sale-leaseback transaction financing obligation during the three months ended March 31, 2019, a $9.8 million increase in payments of debt, net of proceeds, and $5.1 million of dividends paid to noncontrolling interest during the three months ended March 31, 2020. These cash outflows were partially offset by $10.4 million of proceeds from the EIP receivables financing obligation in the first quarter of 2020. For additional information regarding the tower sale-leaseback transaction financing obligation and the EIP receivables financing obligation, see Note 7 - Debt to the Company's Condensed Consolidated Financial Statements.

Contractual obligations

The Company has various contractual obligations to make future payments, including debt agreements and lease obligations. The following table summarizes the Company's future obligations due by period as of March 31, 2020 and based on the exchange rate as of that date:

			January 1,	January 1,	From and
		Through	2021 to	2023 to	after
		December 31,	December 31,	December 31,	January 1,
	Total	2020	2022	2024	2025

Long-term debt, including current portion(1)	$543.7	$28.7	$367.4	$143.2	$4.5
Interest on long-term debt and obligations(2)	101.9	37.5	60.4	2.2	1.9
Operating leases	203.1	19.2	47.5	42.7	93.7
Purchase obligations(3)	159.7	56.6	55.2	23.6	24.2
Long-term obligations(4)	4.0	0.6	2.2	1.0	0.2

Total	$1,012.3	$142.6	$532.6	$212.6	$124.5

(1) Includes financing lease obligations which are immaterial for each period presented. Excludes the impact of a $1.9 million discount on long-term debt which is amortized through interest expense over the life of the underlying debt facility.

(2) Includes contractual interest payments using the interest rates in effect as of March 31, 2020.

(3) Purchase obligations are the contractual obligations under service, product and handset contracts. These obligations also include the expected amounts of the installment payments (inclusive of interest) over the 5 years from January 2021 for the renewal of spectrum licenses used by 2degrees in the 1800 MHz and 2100 MHz spectrum bands.

(4) Includes the fair value of derivative financial instruments as of March 31, 2020. Amount will vary based on market rates at each quarter end. Excludes asset retirement obligations and other miscellaneous items that are not significant.

In August 2017, the New Zealand government signed the RBI2 Agreement with the New Zealand telecommunications carriers' joint venture to fund a portion of the country's rural broadband infrastructure project. As of March 31, 2020, we have included the estimated outstanding obligation for 2degrees' investments under this agreement of approximately $7.6 million, based on the exchange rate at that date, through 2022. This obligation is included in "Purchase obligations" in the table above. We have not included potential operating expenses or capital expenditure upgrades associated with this agreement in the commitment.

Effect of inflation

The Company's management believes inflation has not had a material effect on its financial condition or results of operations in recent years. However, there can be no assurance that the business will not be affected by inflation in the future.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that would have a material effect on the Company's Condensed Consolidated Financial Statements as of March 31, 2020.

Transactions with Related Parties

For information on related party transactions, see Note 19 - Related Party Transactions to our Consolidated Financial Statements.

Proposed Transactions

The Company continuously evaluates opportunities to expand or complement its current portfolio of businesses. All opportunities are analyzed on the basis of strategic rationale and long term shareholder value creation and a disciplined approach will be taken when deploying capital on such investments or acquisitions.

Critical Accounting Estimates

Critical Accounting Judgments and Estimates

Our significant accounting policies are described in Note 1 - Description of Business, Basis of Presentation and Summary of Significant Accounting Policies to the Consolidated Financial Statements. The preparation of the Company's audited and unaudited consolidated financial statements requires it to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. The Company bases its judgments on its historical experience and on various other assumptions that the Company believes are reasonable under the circumstances, the results of which form the basis for making estimates about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Recent Accounting Pronouncements

The effects of recently issued accounting standards are discussed in Note 1 - Description of Business, Basis of Presentation and Summary of Significant Accounting Policies to the Condensed Consolidated Financial Statements.

Changes in Accounting Policies Including Initial Adoption

Other than the adoption of new accounting standards, as discussed in the notes to the Condensed Consolidated Financial Statements, there have been no other changes in the Company's accounting policies.

Financial Instruments and Other Instruments

The Company considers the management of financial risks to be an important part of its overall corporate risk management policy. The Company uses derivative financial instruments to manage existing exposures, irrespective of whether such relationships are formally documented as hedges in accordance with hedge accounting requirements. This is further described in Note 1 - Description of Business, Basis of Presentation and Summary of Significant Accounting Policies and Note 8 - Derivatives Financial Instruments to the Consolidated Financial Statements.

Disclosure of Outstanding Share Data

As of the date of this filing, there were 58,884,114 Common Shares outstanding of which 1,675,336 are forfeitable Common Shares. There were also the following outstanding convertible securities:

Trilogy LLC Class C Units (including unvested units) - redeemable for Common Shares	26,477,271
Warrants	13,402,685
Restricted share units (unvested)	3,630,612
Deferred share units	312,945

Upon redemption or exercise of all of the forgoing convertible securities, TIP Inc. would be required to issue an aggregate of 43,823,513 Common Shares.

Risk and Uncertainty Affecting the Company's Business

The principal risks and uncertainties that could affect our future business results and associated risk mitigation activities are summarized under the heading "Cautionary Note Regarding Forward-Looking Statements" in this MD&A and are described under the heading "Risk Factors" in the 2019 20-F filed by TIP Inc. on SEDAR and on EDGAR on March 24, 2020 and available on TIP Inc.'s SEDAR profile at www.sedar.com and TIP Inc.'s EDGAR profile at www.sec.gov.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information relating to the Company is identified and communicated to management on a timely basis. Management of the Company, under the supervision of the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), is responsible for establishing and maintaining disclosure controls and procedures in accordance with the requirements of National Instrument 52-109 of the Canadian Securities Administrators and as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended, to provide reasonable assurance that all material information relating to the Company, including its consolidated subsidiaries, is (a) recorded, processed, summarized and reported within the time periods specified in the securities legislation, and (b) accumulated and communicated to management, including the CEO and CFO, to ensure appropriate and timely decisions are made regarding public disclosure.

Based on management's evaluation, the CEO and the CFO concluded that, as of March 31, 2020, the Company's disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

Management of the Company, under the supervision of the CEO and CFO, is responsible for establishing adequate internal controls over financial reporting, which are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. However, due to their inherent limitations, internal controls over financial reporting may not prevent or detect all misstatements and fraud.  Management has used the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission to establish and maintain adequate design of the Company's internal controls over financial reporting.

Changes in Internal Control over Financial Reporting

Beginning January 1, 2020, we adopted the new lease standard and implemented a new lease accounting system along with enhanced processes and additional internal controls over lease accounting to assist us in the application of the new lease standard. Other than as discussed above, there were no changes in our internal control over financial reporting during the three months ended March 31, 2020 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations of Controls and Procedures

The Company's disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives. However, a control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of a control system are met.

Due to their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect all misstatements and fraud. The Company will continue to periodically review its disclosure controls and procedures and internal control over financial reporting and may make such modifications from time to time as it considers necessary.

Definitions and Reconciliations of Non-GAAP Measures

The Company reports certain non-U.S. GAAP measures that are used to evaluate the performance of the Company and the performance of its segments, as well as to determine compliance with debt covenants and to manage its capital structure. Non-U.S. GAAP measures do not have any standardized meaning under U.S. GAAP and therefore may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined and reconciled with their most directly comparable U.S. GAAP measure.

Consolidated Adjusted EBITDA and Adjusted EBITDA Margin

Consolidated Adjusted EBITDA ("Adjusted EBITDA") represents Net loss (the most directly comparable U.S. GAAP measure) excluding amounts for income tax expense; interest expense; depreciation, amortization and accretion; equity-based compensation (recorded as a component of General and administrative expense); gain on disposal of assets and sale-leaseback transaction; and all other non-operating income and expenses. Net loss margin is calculated as Net loss divided by service revenues. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by service revenues. Adjusted EBITDA and Adjusted EBITDA Margin are common measures of operating performance in the telecommunications industry. The Company's management believes Adjusted EBITDA and Adjusted EBITDA Margin are helpful measures because they allow management to evaluate the Company's performance by removing from its operating results items that do not relate to core operating performance. The Company's management believes that certain investors and analysts use Adjusted EBITDA to value companies in the telecommunications industry. The Company's management believes that certain investors and analysts also use Adjusted EBITDA and Adjusted EBITDA Margin to evaluate the performance of the Company's business. Adjusted EBITDA and Adjusted EBITDA Margin have no directly comparable U.S. GAAP measure. The following table provides a reconciliation of Adjusted EBITDA to the most comparable financial measure reported under U.S. GAAP, Net loss.

Consolidated Adjusted EBITDA	Three Months Ended March 31,
(in millions)	2020	2019
Net loss	$(17.3)	$(2.9)

Interest expense	11.4	11.8
Depreciation, amortization and accretion	26.0	26.7
Income tax expense	3.1	1.7
Change in fair value of warrant liability	0.1	0.4
Other, net	2.0	1.2
Equity-based compensation	1.0	0.8
Loss (gain) on disposal of assets and sale-leaseback transaction	0.7	(7.4)
Transaction and other nonrecurring costs(1)	0.5	4.7
Consolidated Adjusted EBITDA(2)	$27.4	$37.0

Net loss margin (Net loss divided by service revenues)	(14%)	(2%)
Consolidated Adjusted EBITDA Margin (Consolidated Adjusted EBITDA divided by service revenues)	21%	27%

(1)2020 includes costs related to the implementation of the new lease standard of approximately $0.4 million. 2019 period includes costs related to Bolivia tower sale-leaseback transaction and other nonrecurring costs.

(2)In July 2013, Trilogy LLC sold to Salamanca Holding Company, a Delaware limited liability company, 80% of its interest in its wholly owned subsidiary, Salamanca Solutions International LLC ("SSI"). Although Trilogy LLC holds a 20% equity interest in SSI, due to the fact that NuevaTel is SSI's primary customer, Trilogy LLC is considered SSI's primary beneficiary and, as such, the Company consolidates 100% of SSI's net income (losses). The impact on the Company's consolidated results of the 80% that Trilogy LLC does not own was to increase Adjusted EBITDA by $0.1 million and $0.1 million for the three months ended March 31, 2020 and 2019, respectively.

Trilogy LLC Consolidated EBITDA

For purposes of the indenture for the Trilogy LLC 8.875% senior secured notes due 2022 (the "Trilogy LLC 2022 Notes"), the following is a reconciliation of Trilogy LLC Consolidated EBITDA, as defined in such indenture, to Consolidated Adjusted EBITDA.

Trilogy LLC Consolidated EBITDA

	Three Months Ended
	March 31,
(in millions)	2020	2019

Consolidated Adjusted EBITDA	$27.4	$37.0
Realized gain (loss) on foreign currency	0.4	(0.4)
Interest income	0.1	0.1
New accounting standard impacts(1)	(0.7)	(4.2)
TIP Inc. Adjusted EBITDA	0.1	0.1
Trilogy LLC Consolidated EBITDA	$27.3	$32.6

(1)Trilogy LLC Consolidated EBITDA, as measured for purposes of the indenture for the Trilogy LLC 2022 Notes, excludes impacts of accounting standards adopted subsequent to the issuance of the Trilogy LLC 2022 Notes. For additional information and details regarding adopting the new revenue standard in 2019 see Note 12 - Revenue from Contracts with Customers to the Condensed Consolidated Financial Statements.

Consolidated Equipment Subsidy

Equipment subsidy ("Equipment Subsidy") is the cost of devices in excess of the revenue generated from equipment sales and is calculated by subtracting Cost of equipment sales from Equipment sales.  Management uses Equipment Subsidy on a consolidated level to evaluate the net loss that is incurred in connection with the sale of equipment or devices in order to acquire and retain subscribers. Equipment Subsidy includes devices acquired and sold for wireline subscribers. Consolidated Equipment Subsidy is used in computing Equipment subsidy per gross addition. A reconciliation of Equipment Subsidy to Equipment sales and Cost of equipment sales, both U.S. GAAP measures, is presented below:

Equipment Subsidy	Three Months Ended
	March 31,
(in millions)	2020	2019

Cost of equipment sales	$26.2	$53.0
Less: Equipment sales	(25.0)	(52.6)
Equipment Subsidy	$1.3	$0.4

Key Industry Performance Measures - Definitions

The following measures are industry metrics that management finds useful in assessing the operating performance of the Company, and are often used in the wireless telecommunications industry, but do not have a standardized meaning under U.S. GAAP:

  Monthly average revenues per wireless user ("ARPU") is calculated by dividing average monthly wireless service revenues during the relevant period by the average number of wireless subscribers during such period.

  Wireless data revenues ("data revenues") is a component of wireless service revenues that includes the use of web navigation, multimedia messaging service and value-added services by subscribers over the wireless network through their devices.

  Wireless service revenues ("wireless service revenues") is a component of total revenues that excludes wireline revenues, equipment sales and non-subscriber international long distance revenues; it captures wireless performance and is the basis for the blended wireless ARPU and data as a percentage of wireless service revenues calculations.

  Wireless data average revenue per wireless user is calculated by dividing monthly data revenues during the relevant period by the average number of wireless subscribers during the period.

  Service revenues ("service revenues") is a component of total revenues that excludes equipment sales.

  Churn ("churn") is the rate at which existing subscribers cancel their services, or are suspended from accessing the network, or have no revenue generating event within the most recent 90 days, expressed as a percentage. Churn is calculated by dividing the number of subscribers disconnected by the average subscriber base.  It is a measure of monthly subscriber turnover.

  Cost of Acquisition ("cost of acquisition") represents the total cost associated with acquiring a subscriber and is calculated by dividing total sales and marketing plus Equipment Subsidy during the relevant period by the number of new wireless subscribers added during the relevant period.

  Equipment subsidy per gross addition is calculated by dividing Equipment Subsidy by the number of new wireless subscribers added during the relevant period.

  Capital intensity ("capital intensity") represents purchases of property and equipment divided by total service revenues. The Company's capital expenditures do not include expenditures on spectrum licenses. Capital intensity allows the Company to compare the level of the Company's additions to property and equipment to those of other companies within the same industry.